UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

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INVESTOR RELATIONS RELEASE

Standard & Poor’s upgrades Kabel Deutschland corporate rating one notch to BB- with stable outlook

Unterfoehring, July 27, 2010 — The long-term corporate credit rating for Germany’s largest cable operator, Kabel Deutschland GmbH, today was raised one notch to BB- from B+ by Standard and Poor’s Ratings Services with stable outlook. At the same time, Standard and Poor’s raised the issue ratings on the Company’s €250 million 10.75% and US$610 million 10.625% Senior Notes due July 2014 to BB- from B+, taking them another step up since the upgrade from B to B+ on February 23, 2010.

The upgrade acknowledged the Company’s solid basic cable business, the growth momentum the Company has with its Internet and phone business as well as its high cash flow generation resulting in deleveraging the Company’s balance sheet. Kabel Deutschland GmbH is a 100% subsidiary of Kabel Deutschland Holding AG (KD8).

For the full note ‘Kabel Deutschland GmbH Upgraded to BB- On Solid Operating Performance And Improving Credit Metrics; Outlook Stable’ please contact Standard and Poor’s.

About Kabel Deutschland

Kabel Deutschland (KD), Germany’s largest cable operator, offers its customers digital, high definition (HD) and analogue TV, Pay TV services, broadband Internet (up to 100 Mbit/s) and fixed line phone services via cable as well as mobile services in cooperation with an industry partner. The publicly listed company (MDax) operates the cable networks in 13 German federal states and supplies its services to approximately 8.9 million connected households. KD offers an open digital TV platform for all program providers. As per end of fiscal year 2009/2010, Kabel Deutschland had approximately 2,600 employees. In fiscal year 2009/2010 (12 months ended March 31, 2010), the company reported revenues of €1,502 million and Adjusted EBITDA of €659 million.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Eva Brand:	+49 89 / 960 10 - 151; eva.brand@kabeldeutschland.de

Assistant:

Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

Kabel Deutschland Holding AG

Betastrasse 6-8

D-85774 Unterfoehring

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in Australia, Canada, Japan, or the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to herein may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan.  The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. There will be no public offer of the securities in the United States.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Chief Financial Officer

Date: July 27, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Managing Director

Date: July 27, 2010